Exhibit 3

Description of the Registrant

This description of the Council of Europe Development Bank (the “CEB” or the “Bank”) is dated April 4, 2023 and appears as Exhibit 3 to the annual report on Form 18-K of the CEB for the fiscal year ended December 31, 2022.

PRESENTATION OF FINANCIAL INFORMATION	2
THE COUNCIL OF EUROPE DEVELOPMENT BANK	3
Overview	3
Legal Status	3
Member States	4
Relationship with the Council of Europe	4
Cooperation with the EU and Other International Institutions	5
Green Social Investment Fund	6
The CEB as ODA-Eligible International Organization	6
Strategic Framework 2023-2027	6
CAPITALIZATION AND INDEBTEDNESS	8
CAPITAL STRUCTURE	9
Subscribed, Called and Uncalled Capital	9
Reserves	10
OPERATIONS	11
Overview	11
Financial Means of Action	11
Project Financing	12
Overview of CEB’s Lending Activities	13
FINANCIAL REVIEW	15
Overview	15
Results of Operations	15
Balance Sheet	16
Risk Management	20
GOVERNANCE	20
Governing Board	20
Administrative Council	20
Current Membership of the Governing Board and the Administrative Council	21
The Governor	26
Auditing Board	26
Staff	27

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF COUNCIL OF EUROPE DEVELOPMENT BANK.

PRESENTATION OF FINANCIAL INFORMATION

The capital of the CEB is denominated, and its accounts are kept, in euro. As used herein, the terms “euros”, “EUR” and the euro sign (€) refer to the single European currency of the member States of the European Union (“EU”) participating in the euro, and the terms “dollars”, “U.S. dollars”, “USD” and the dollar sign ($) refer to United States dollars.

Any discrepancies in the tables included in this annual report between the amounts and the totals thereof are due to rounding.

THE COUNCIL OF EUROPE DEVELOPMENT BANK

Overview

The Council of Europe Development Bank is a multilateral development (“MDB”) bank with a social mandate.

The CEB was established in 1956 by eight Council of Europe member states pursuant to a partial agreement between those states (the “Partial Agreement”). The Bank is governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. The CEB falls under the supreme authority of the Council of Europe but is legally separate and financially autonomous from it. The Bank is solely responsible for its own indebtedness. Currently, 42 European states are members of the Bank (the “Member States”). See “—Member States” below for further details.

Originally, the Bank’s primary purpose was to finance social programs related to the resettlement of refugees migrating to and between European countries in the aftermath of World War II. The Bank later extended the scope of its activities to providing aid to victims of natural or ecological disasters and to supporting other social objectives directly contributing to strengthening social cohesion in Europe. These other social objectives currently include education and vocational training, health, housing for low-income persons, supporting micro, small and medium-sized enterprises (“MSMEs”), improving living conditions in urban and rural areas, protection of the environment, protection of historic and cultural heritage and infrastructure of administrative and judicial public services. See “Operations”.

In order to serve these objectives, the Bank grants or guarantees long-term loans to its Member States or institutions approved by them. Since its inception, the CEB has disbursed approximately €63 billion in loans. The CEB’s loans and guarantees typically cover only part of the cost of any project, supplementing each borrower’s own funds and credits from other sources, which may include other multilateral lending institutions. With certain exceptions, the Bank generally does not lend more than 50% of the cost of a project. As of December 31, 2022, the CEB had the equivalent of €19.9 billion of loans outstanding, excluding interest receivable and fair value adjustments of loans hedged by derivative instruments.

The CEB funds its operations primarily through debt offerings in the international capital markets. As of December 31, 2022, the Bank had total outstanding funded debt (debt securities, including interest payable thereon and value adjustments of debt securities hedged by derivative instruments) of €24.2 billion. The Bank’s capital consists of participating certificates which are subscribed to by its Member States. Starting with subscribed capital equivalent to €5.7 million in 1956, the Bank had subscribed capital of €5.5 billion as of December 31, 2022. As of December 31, 2022, €613.0 million of the Bank’s subscribed capital had been paid in. See “Capital Structure”.

The Governing Board may, upon a proposal of the Administrative Council, make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including repaying the Bank’s indebtedness. Since the CEB’s inception, no such calls have ever been made. In addition, the Governing Board may, upon a proposal of the Administrative Council, decide to increase the Bank’s subscribed capital, as it did in December 2022, when the Governing Board approved a capital increase with an aggregate maximum amount of €4.25 billion. For the first time in the Bank’s history, the “paid-in” portion of the capital increase in the amount of €1.20 billion will be financed through cash contributions by Member States. Once the process is completed, the Bank’s subscribed capital will increase from €5.5 billion to up to €9.7 billion, while the paid-in capital will increase from €613.0 million to up to €1.8 billion. See “Capital Structure”.

The CEB is supervised by a Governing Board and an Administrative Council, each of which is composed of representatives of each of the Member States. The Bank is represented in all of its transactions and legal proceedings by a Governor appointed for a five-year term by the Governing Board. The Bank’s operational headquarters are located at 55, avenue Kléber, 75116 Paris, France.

Legal Status

The CEB was established on April 16, 1956 pursuant to the Articles adopted by the Committee of Ministers of the Council of Europe (the “Committee of Ministers”). The Committee of Ministers is the Council of Europe’s decision-making body. It comprises the ministers of foreign affairs of all member states of the Council of Europe, or their permanent diplomatic representatives in Strasbourg, France. The Articles form an integral part of the Protocol that also governs the CEB. The Protocol endows the CEB with a separate juridical personality with the capacity to enter into contracts, acquire and dispose of property, institute legal proceedings and carry out transactions related to its statutory purposes. The Protocol also grants the CEB various privileges and immunities in the Member States, including (a) an exemption from all direct taxes, (b) freedom of its property and assets from governmental restrictions, regulations, controls and moratoria of any nature, (c) immunity of its property and assets from search, requisition, confiscation, expropriation or any other form of distraint by executive or legislative action, and (d) immunity of its property and assets from all forms of seizure, attachment or execution before the delivery against the CEB of a final enforceable judgment rendered by a court of competent jurisdiction. By virtue of the Protocol, the CEB is subject to a national law only to the extent expressly agreed to by the CEB and to the extent that national law does not derogate from the Protocol or the Articles. However, notwithstanding certain exceptions, the Protocol subjects the CEB to the jurisdiction of the courts of its Member States and those states where the CEB has contracted or guaranteed loans.

Member States

According to the Articles, members of the CEB may include member states of the Council of Europe, or, upon the Bank’s authorization, a European state which is not a member of the Council of Europe or an international institution with a European focus. No such international institution has ever been a member of the Bank.

The number of Member States of the Bank has increased from 22 in 1991 to 42 as of the end of 2022, as a result of new Member States joining primarily from Central and Eastern Europe. Ukraine is expected to become a member of the CEB in 2023. The current members of the Bank and their dates of accession are set forth in the table below:

Member States of the Council of Europe Development Bank and Year of Accession

Albania	1999	Latvia	1998
Andorra	2020	Liechtenstein	1976
Belgium	1956	Lithuania	1996
Bosnia and Herzegovina	2003	Luxembourg	1956
Bulgaria	1994	Malta	1973
Croatia	1997	Moldova (Republic of)	1998
Cyprus	1962	Montenegro	2007
Czech Republic	1999	Netherlands	1978
Denmark	1978	North Macedonia	1997
Estonia	1998	Norway	1978
Finland	1991	Poland	1998
France	1956	Portugal	1976
Georgia	2007	Romania	1996
Germany	1956	San Marino	1989
Greece	1956	Serbia	2004
Holy See	1973	Slovak Republic	1998
Hungary	1998	Slovenia	1994
Iceland	1956	Spain	1978
Ireland	2004	Sweden	1977
Italy	1956	Switzerland	1974
Kosovo	2013	Türkiye	1956

As a sign of solidarity among Member States, the Bank aims to provide increased support to a group of 22 Central, Eastern and South Eastern European countries, namely Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, the Czech Republic, Estonia, Georgia, Hungary, Kosovo, Latvia, Lithuania, Malta, Moldova (Republic of), Montenegro, North Macedonia, Poland, Romania, Serbia, the Slovak Republic, Slovenia and Türkiye (collectively, the “Target Group Countries”).

Relationship with the Council of Europe

Founded in 1949, the Council of Europe is a 46-member international organization that works to protect human rights, pluralist democracy and the rule of law; to promote awareness and encourage the development of Europe’s cultural identity and diversity; to find common solutions to the challenges facing European society; and to consolidate democratic stability in Europe by backing political, legislative and constitutional reform. Most countries in Europe are members of the Council of Europe.

Only one member state of the EU, Austria, is a member of the Council of Europe but not of the CEB. The Holy See, while a member of the CEB, is not a member of the Council of Europe but an observer to the Committee of Ministers. Kosovo is a member of the CEB but not of the Council of Europe.

The CEB was established pursuant to the Partial Agreement between those Council of Europe member states that wished to become members of the CEB. As a general matter, partial agreements permit member states of the Council of Europe to engage in Council of Europe activities without the approval of all member states. Activities governed by a partial agreement remain an activity of the Council of Europe in the same way as other Council of Europe activities, except that activities pursuant to partial agreements are endowed with their own budgets and working methods determined only by the member states which have entered into the partial agreement. A “Secretariat of the Partial Agreement” acts as a liaison between the Council of Europe and the CEB. The relationship between the two organizations is also guided in practice by the Articles, the Protocol and various rules of procedure for the Bank’s governing bodies.

The CEB acts under the supreme authority of the Council of Europe, and its social objectives are in line with those of the Council of Europe. The CEB’s statutory purposes cannot be changed except with the approval of the Committee of Ministers. In addition, the Council of Europe must be regularly informed of the CEB’s activities, and the CEB’s Governing Board is required to state a position on any recommendations and opinions concerning the Bank that the Committee of Ministers and the Parliamentary Assembly of the Council of Europe may transmit to it. The Secretary General of the Council of Europe is also permitted to participate in, or be represented at, meetings of the CEB’s Governing Board and Administrative Council, without the right to vote. Finally, the Council of Europe also evaluates projects from a political and social perspective.

Except as noted herein, however, the CEB is separate from the Council of Europe, is governed by separate supervisory and administrative bodies and maintains its own sources of revenues and financial operations.

Cooperation with the EU and Other International Institutions

Over the years, the CEB has forged partnerships with other international organizations and donors to bring additional financing and greater expertise to the projects it supports. In addition to its natural links with the Council of Europe, the CEB has become a partner of choice to the EU (the CEB’s main donor) and regularly cooperates with other international financial institutions, as well as with several United Nations’ specialized agencies. The CEB takes part in the following programs:

•	the Regional Housing Programme (“RHP”), which is aimed at providing durable housing solutions for refugees and displaced persons within the Western Balkans and which was developed by Bosnia and Herzegovina, Croatia, Montenegro and Serbia with the support of the European Commission, the United Nations High Commissioner for Refugees (“UNHCR”), the Organization for Security and Co-operation in Europe (OSCE), the United States of America, as well as other international donors, and in the context of which the CEB manages contributions from donors and provides technical and administrative services;

•	the Western Balkans Investment Framework (WBIF), in which the CEB participates together with the EU, the European Investment Bank (“EIB”), the European Bank for Reconstruction and Development (“EBRD”) and donors and which aims at facilitating access to European financing for the countries in the Western Balkans;

•	the European Local Energy Assistance (ELENA), a facility that provides grants to public entities for the development of investment programs related to energy efficiency projects;

•	the Eastern Europe Energy Efficiency and Environmental Partnership (E5P), a fund that combines contributions from the EU and donor countries in favor of municipal investments in energy efficiency and environmental projects in Armenia, Azerbaijan, Belarus, Georgia, the Republic of Moldova and Ukraine;

•	the EU Facility for Refugees in Türkiye (“FRiT”), which finances two healthcare projects that will serve Syrian refugees and their host community and whose implementation is supervised by the CEB: the construction of a €50 million hospital in Kilis, a province located along the Türkiye-Syria border, which was inaugurated in December 2022 and remained fully operational after the February 2023 earthquakes, and the establishment of a €90 million network of healthcare centers across Türkiye, which is being revised to prioritize areas affected by the February 2023 earthquakes;

•	two grant-funded initiatives launched jointly with the EU in 2021: Housing and Empowerment for Roma (HERO), which aims to improve access of vulnerable Roma to housing and employment and Partnerships and Financing for Migrant Inclusion (PAFMI), which aims to foster the inclusion of migrants in EU member states that are also members of the CEB;

•	European Networks for the Integration of Migrants and Refugees, including the European Partnership on Inclusion of Migrants and Refugees – as part of the Urban Agenda for the EU – which aims to increase knowledge on integration issues and sharing good practices among countries, regions, cities and financial institutions; as well as ‘Regions4Integration’ launched in April 2019 by the European Committee of Regions as a political platform for European mayors and regional leaders to showcase positive examples of integration of migrants and refugees, share knowledge and best practices and promote diversity as an added value to building inclusive cities and ensuring social cohesion;

•	a number of initiatives, such as the Harmonized Indicators for Private Sector Operations (HIPSO) initiative; health and social care partnerships and the Climate Action in Financial Institutions initiative, based on the Five Voluntary Principles for Mainstreaming Climate Action; the World Observatory on Subnational Governance Finance and Investment, an initiative led by the Organisation for Economic Co-operation and Development (“OECD”) and the United Cities and Local Governments (UCLG) and financially supported, among others, by the CEB; the European Association of Long-Term Investors (ELTI), the first joint report on the MDB contributions to financing the Sustainable Development Goals released in December 2020 and the signing of the Joint Declaration of All Public Development Banks in the World; as well as the launch of the Coalition for Social Investment together with the French Development Agency (AFD), at the Finance in Common Summit (FICS) on November 12, 2020; and the FICS Coalition on Resilient Cities and Regions, an initiative launched by AFD and the Global Fund for Cities and Development (FMDV) in October 2022; and

•	the UN Framework Convention on Climate Change, on which the CEB obtained permanent observer status in 2018.

In January 2022, the European Commission informed the CEB that it had successfully passed a new “pillar assessment”. The objective of this assessment was to provide reasonable assurance to the European Commission that the systems, rules and procedures of the CEB comply with EU standards. Its successful completion was a precondition for the Commission to entrust the management of additional funds to the CEB, such as InvestEU resources.

In November 2022, the CEB signed the InvestEU guarantee agreement, becoming the second implementing partner alongside the EIB. The guarantee agreement, which is worth up to €159 million and is expected to mobilize up to €500 million in loan financing, will unlock investments for social, affordable and student housing; education, employment and skills; healthcare, long-term care and social care; clean and smart urban mobility; water and wastewater services; and flood protection. It will also support cross-cutting objectives such as gender equality and the social and economic inclusion of vulnerable groups, including persons with disabilities.

At the end of 2022, the balance of fiduciary accounts funded entirely or mainly by the EU stood at around €42 million. These accounts represented 45% of the total balance of fiduciary accounts managed by the CEB, which stood at €92 million at the end of 2022.

The CEB has also signed memoranda of understanding or other cooperation agreements with the EBRD, the European Stability Mechanism (ESM), the World Bank Group, the Nordic Investment Bank (NIB), the EIB, KfW, the United Nations Children’s Fund (“UNICEF”, which was renewed in July 2019), the UNHCR, and the United Nations Development Program (“UNDP”, with which the existing bilateral cooperation agreement was extended on February 6, 2017 for another five years), as well as with the United Nations International Computing Centre (UNICC) on November 19, 2020. Furthermore, the Bank maintains a collaboration with other UN agencies, such as the World Health Organization (“WHO”) and the International Organization for Migration (“IOM”). The amount of grants approved by the CEB in favor of UNICEF, UNHCR, UNDP, WHO and IOM stood at €30 million at the end of 2022.

Green Social Investment Fund

The Green Social Investment Fund (“GSIF”) was established by the CEB in 2020 to help accelerate its Member States’ transition towards low carbon and climate resilient economies. The GSIF has been used to scale up the de-carbonization and climate-proofing of social infrastructure and to make climate action measures more socially affordable and accessible to vulnerable groups. In 2022, the Bank approved the first three grants from the GSIF for a total amount of almost €1.3 million. The GSIF has been endowed with an initial contribution of €5 million, allocated from the CEB’s annual profit. Member States have also been invited to provide grant contributions to the fund. In 2022, the GSIF received its second contribution from the Czech Republic, which brought its total contribution to the Fund to almost €80,000.

The CEB as ODA-Eligible International Organization

In 2014, the CEB was added to the list of Official Development Assistance (“ODA”)-eligible international organizations. ODA is a term coined by the Development Assistance Committee (DAC) of the OECD that is widely used to measure international aid flows from donors to developing countries to support their economic development. ODA is the key measure used in practically all aid targets and assessments of aid performance. In reporting their ODA, donor countries refer to a list of ODA-eligible international organizations. Contributions to these organizations, which are not earmarked, may be reported as ODA in whole or in part.

The CEB’s ODA eligibility recognizes the concessional character (at least partially) of the CEB’s lending and its grant element. It also aligns the CEB with its peers, such as the EBRD, the EIB and the World Bank Group, all of which are also listed as ODA-eligible international organizations.

Strategic Framework 2023-2027

Established in 1956 in order to finance social programs for refugees and people displaced by World War II, the CEB’s scope of action has progressively broadened to include other objectives that contribute to strengthening social cohesion. The CEB’s current strategic framework for the period 2023-2027 (the “Strategic Framework 2023-2027”) was adopted in December 2022 as a blueprint of the CEB’s operations over the next five years in support of more inclusive, resilient and sustainable societies in its Member States. The CEB defines its scope of action through so-called development plans, the last of which ran for a three-year period from 2020 to 2022.

According to the Strategic Framework 2023-2027, the CEB will remain focused on its mission and will pursue three overarching goals:

(i)	Respond to evolving social development and inclusion challenges in a flexible manner;

(ii)	Invest in the assistance to and integration of refugees and migrants in their host communities and in preparedness for future migratory dynamics; and

(iii)	Support the reconstruction and rehabilitation needs of Ukraine’s social sectors.

The Bank’s strategy focuses on strengthening its ability to respond to the numerous challenges faced by its Member States through three ‘lines of action’ that underpin the CEB’s social mandate. The lines of action presented in the graphic below reflect the different channels through which the CEB’s engagement in its different sectors of operation contribute to promoting social cohesion. Although the CEB will remain engaged in all its sectors of activity, the Strategic Framework 2023-2027 provides for a sharper focus on the following sectors of activity: health and social care; education and vocational training; social and affordable housing; urban, rural and regional development; micro, small and medium enterprises (MSME); and microfinance. In addition, cross-cutting themes relating to climate action, gender equality and digitalization are intended to guide the way in which CEB activities in all sectors are designed and implemented.

The focus on vulnerable groups is expected to continue to define the CEB’s commitment to social cohesion. Under the Strategic Framework 2023-2027, the Bank is committed to further strengthening its special attention to vulnerable groups by systematically applying a “vulnerability lens” to identify, assess and address vulnerabilities and design better, more targeted solutions that maximize its social impact. The CEB also intends to continue to diversify its client base, staying close to final beneficiaries and underserved communities. It plans to step up its co-operation with local authorities, cities and social economy entities, while broadening the types of financing instruments it uses and offering tailor-made solutions to its clients. The CEB believes that agility is one of its strengths, which should enable the Bank to adapt quickly to evolving circumstances in continuing to deliver on its overarching goals. Furthermore, the CEB intends to engage and cooperate more closely with partner institutions in the development finance landscape, including with the EU and peer MDBs. The Strategic Framework 2023-2027 aims to enable the CEB to help its Member States respond more effectively to multiple crises and strengthen Europe’s social fabric.

Under the Strategic Framework 2023-2027, the CEB seeks to achieve a volume of loan approvals of around €4.3 billion per year. For Ukraine, the proposal allows for a gradual increase in activity in close coordination with the Ukrainian authorities and development partners.

As an immediate response to the war in Ukraine, and in line with its statutory priorities, the Bank allocated €10 million in donor funds to help host countries provide food, shelter, medical help and psychological support to refugees from Ukraine. By year-end 2022, €6.9 million of these funds were approved in favor of Bulgaria, the Czech Republic, Estonia, Greece, Hungary, Lithuania, the Republic of Moldova, Poland, Romania and the Slovak Republic. These grants were financed from the CEB’s Migrant and Refugee Fund (“MRF”). Established in 2015, the MRF supports the CEB Member States’ efforts to ensure that migrants and refugees who arrive on their territory enjoy basic human rights, such as shelter, food and medical aid, as well as personal security. The MRF may also be used to help Member States integrate these populations and enable them to rebuild their lives in dignified conditions. At year-end 2022, total funds committed to the MRF amounted to €39 million, while grants in an aggregate amount of €35 million had been approved in favor of 45 projects. Subsequently, the Bank established a dedicated trust fund, the Ukraine Solidarity Fund, to provide assistance to displaced Ukrainians and support the reconstruction of the country, which is expected to become a CEB member state in 2023. Ireland, which championed the creation of this trust fund, endowed it with €1 million in seed financing. In addition, in June 2022, the CEB issued a USD 1 billion Social Inclusion Bond, the largest in USD to date, and adding to a previous Social Inclusion Bond issue of €1 billion in April 2022, both designed to bolster the CEB's response to the Ukraine crisis.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s capitalization and indebtedness as of December 31, 2022. It does not otherwise give effect to any transaction since that date. Since December 31, 2022, there has been no material change in the capitalization of CEB.

Since December 31, 2022, the CEB has conducted the following issuances:

•	Under the CEB’s U.S. SEC-registered Debt Program: USD 1.0 billion (approximately €924 million based on the exchange rate at the time of the issuance) 3.625% Global Notes due 2028 in January 2023.

•	Under the CEB’s Euro Medium Term Note Program: GBP 500 million (approximately €568 million based on the exchange rate at the time of the issuance) 4.250% notes due 2026, €1.0 billion 2.875% notes due 2033, HKD 500 million (approximately €59 million based on the exchange rate at the time of the issuance) 3.545% notes due 2028, €75 million increase to 0% notes due 2027, €50 million increase to 0.125% notes due 2027, €50 million increase to 0.75% notes due 2028, TRY 565 million (approximately €28 million based on the exchange rate at the time of the issuance) 27.5% notes due 2026, €25 million increase to 0.75% notes due 2028, TRY 500 million (approximately €25 million based on the exchange rate at the time of the issuance) 29% notes due 2027, TRY 500 million (approximately €25 million based on the exchange rate at the time of the issuance) 27.5% notes due 2028, TRY 535 million (approximately €27 million based on the exchange rate at the time of the issuance) 25% notes due 2027, HKD 500,000,000 (approximately €60 million based on the exchange rate at the time of the issuance) 4.330% notes due 2027 and TRY 500,000,000 (approximately €25 million based on the exchange rate at the time of the issuance) 28% notes due 2027.

•	Under the CEB’s Euro Commercial Paper Program: approximately €2,960 million (based on the exchange rates as at March 31, 2023) issued since December 31, 2022 and outstanding as of March 31, 2023.

As of December 31, 2022
(in thousands of euros)
Short-term Debt(1)	4,142,744
Long-term Debt(2)	22,112,957
Equity
Capital(3)
Subscribed	5,477,144
Uncalled	(4,864,180)
Called	612,964
General Reserve(4)	2,722,679
Gains or losses recognized directly in equity	27,049
Net profit	79,683
Total Equity	3,442,375
Total Capitalization(5)	25,555,332

(1)	See “Financial Review—Balance Sheet—Funding”. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.
(2)	See “Financial Review—Balance Sheet—Funding”. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.
(3)	See “Capital Structure—Subscribed, Called and Uncalled Capital”.
(4)	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves”.
(5)	Total capitalization consists of long-term debt and total equity.

CAPITAL STRUCTURE

Subscribed, Called and Uncalled Capital

Any European state (whether a member or non-member state of the Council of Europe) may, in principle, become a Member State of the Bank. Each Member State of the Bank is required to subscribe to the Bank’s capital. The amount of capital required to be subscribed by the applicant as a percentage of total subscribed capital is equivalent to the applicant’s anticipated percentage contribution to the budget of the Partial Agreement on the CEB. This amount results from comparing the gross domestic product and the population of the applicant country to those of all Member States combined, with the weighting given to gross domestic product being five times that given to population.

The Bank issues participating certificates, each with a nominal value of €1,000, to its Member States. The number of certificates to be held by each Member State is fixed by the Governing Board and represents that Member State’s subscribed capital. At any given time, however, each Member State is required to pay in only a portion of the subscribed capital represented by its certificates. The minimum percentage of subscribed capital to be paid in is fixed by the Governing Board: currently, it is fixed at 11.1%. Total subscribed capital paid-in and to be paid-in is referred to as “called capital”. Subscribed capital not paid in remains subject to capital calls by the Governing Board. The difference between the subscribed capital and the called capital is referred to as “uncalled capital”.

Although the Member States do not guarantee the CEB’s obligations, the Governing Board may make calls upon subscribed and unpaid capital in order to enable the CEB to meet its obligations, including repaying the Bank’s indebtedness. Since the CEB’s inception, no such calls have been made. In addition, the Governing Board may decide to increase the Bank’s subscribed capital, in which case it sets forth the conditions of such increase, including the percentage of such increased subscribed capital to be paid in and the corresponding payment dates. Capital increases only become effective once the conditions set forth by the Governing Board for such increase have been satisfied (such as a minimum percentage of the capital increase being subscribed). Member States are not required to subscribe to capital increases.

The Bank has completed six capital increases since 1956. On December 2, 2022, the Governing Board approved an additional increase of the Bank’s subscribed capital by a maximum of €4.25 billion, of which a maximum of €1.20 billion will be paid-in by the Member States. The subscription period runs until December 31, 2023. The capital increase will become effective at the end of the calendar month in which at least 67% of the participating certificates offered have been subscribed for.

At December 31, 2022, the Bank’s subscribed capital amounted to €5.5 billion, stable compared to year-end 2021. Once the process for the capital increase has been completed, the Bank’s subscribed capital will increase from €5.5 billion to up to €9.7 billion, while the paid-in capital will increase from €613.0 million to up to €1.8 billion. The CEB’s own funds (subscribed capital, reserves, gains or losses recognized directly in equity and profit for the year) increased slightly to €8.3 billion at year-end 2022 from €8.1 billion at year-end 2021, mainly as a result of the lower gains or losses recognized directly in equity and 2022 net profit.

Capital allocation by Member State, as of December 31, 2022, is presented in the table below:

Capital Allocation

				in thousands of euros
Members	Subscribed capital	Uncalled capital	Called capital	Percentage of subscribed capital
France	915,770	814,114	101,656	16.720%
Germany	915,770	814,114	101,656	16.720%
Italy	915,770	814,114	101,656	16.720%
Spain	597,257	530,958	66,299	10.905%
Türkiye	388,299	345,197	43,102	7.089%
Netherlands	198,813	176,743	22,070	3.630%
Belgium	164,321	146,083	18,238	3.000%
Greece	164,321	146,083	18,238	3.000%
Portugal	139,172	123,724	15,448	2.541%
Sweden	139,172	123,724	15,448	2.541%
Poland	128,260	114,023	14,237	2.342%
Denmark	89,667	79,712	9,955	1.637%
Finland	69,786	62,039	7,747	1.274%
Norway	69,786	62,039	7,747	1.274%
Bulgaria	62,459	55,526	6,933	1.140%
Romania	59,914	53,264	6,650	1.094%
Switzerland	53,824	43,229	10,595	0.983%
Ireland	48,310	42,948	5,362	0.882%

				in thousands of euros
Members	Subscribed capital	Uncalled capital	Called capital	Percentage of subscribed capital
Hungary	44,788	39,816	4,972	0.818%
Czech Republic	43,037	38,260	4,777	0.786%
Luxembourg	34,734	30,878	3,856	0.634%
Serbia	25,841	22,973	2,868	0.472%
Croatia	21,376	19,003	2,373	0.390%
Cyprus	19,882	17,676	2,206	0.363%
Slovak Republic	18,959	16,854	2,105	0.346%
Albania	13,385	11,899	1,486	0.244%
Latvia	12,808	11,387	1,421	0.234%
Estonia	12,723	11,311	1,412	0.232%
North Macedonia	12,723	11,311	1,412	0.232%
Lithuania	12,588	11,191	1,397	0.230%
Slovenia	12,295	10,930	1,365	0.224%
Iceland	10,144	9,018	1,126	0.185%
Malta	10,144	9,018	1,126	0.185%
Georgia	9,876	8,780	1,096	0.180%
Bosnia and Herzegovina	9,689	8,614	1,075	0.177%
Montenegro	6,584	5,853	731	0.120%
Kosovo	6,559	5,831	728	0.120%
Moldova (Republic of)	5,488	4,878	610	0.100%
Andorra	4,925	4,378	547	0.090%
San Marino	4,867	4,206	661	0.089%
Liechtenstein	2,921	2,374	547	0.053%
Holy See	137	107	30	0.003%
Total 2022	5,477,144	4,864,180	612,964	100.00%
Total 2021	5,477,144	4,864,180	612,964	100.00%

In 2020, further to Andorra’s accession, the CEB’s subscribed capital increased by €4,925 thousand, of which €547 thousand related to the called capital. Andorra’s contribution to the reserves totals €2,296 thousand. The payments of the called capital and the contribution to the reserves are scheduled in four equal annual instalments. Three instalments of €711 thousand each were paid in 2022, 2021 and 2020. The final outstanding instalment to be paid in 2023 is set forth below:

	in thousands of euros
Member	Capital to be paid	Reserves to be paid	Total
Andorra	137	574	711

Reserves

The CEB’s general reserves are derived principally from the Bank’s profit. Acting upon annual recommendations of the Administrative Council and final resolutions of the Governing Board, the Bank has historically allocated substantially all of its profits towards reserves. In addition, reserves have increased over the years as a result of the accession of new Member States, which are not only required to subscribe to the Bank’s capital and to contribute the amount required to be paid in, but also to contribute to the general reserves in proportion to their share in the capital.

At year-end 2022, the general reserve increased to €2.72 billion compared to €2.63 billion at year-end 2021, mainly as a result of €94.8 million of 2021 net profit allocated to the general reserve.

OPERATIONS

Overview

The CEB aims to contribute to the strengthening of social cohesion in Europe through long-term lending to governments, local and regional authorities, public and private financial institutions and other public and private legal entities approved by a Member State. The Bank’s activities have broadened and shifted since its founding in 1956, when its statutory priorities were to provide aid to refugees and migrants and support projects related to natural or ecological disasters.

The CEB carries out its mission within a strategic framework that describes the objectives underpinning the CEB’s actions and sets forth guidelines for its activity in the medium term in relation to the context within which the Bank operates. In addition to the strategic framework, general guidelines for the CEB’s project financing activity are set forth in its policy framework for loan and project financing (the “Loan and Project Financing Policy”) and, from an operational perspective, in an operational manual called the CEB Handbook for the Preparation and Implementation of Projects.

The implementation of CEB’s Development Plan 2020-2022 was successful given that the Bank achieved and exceeded its operating objectives while furthering its commitment to serving a distinctive social mandate in Europe. As of December 31, 2022, the CEB had approved 36 projects in an aggregate amount of €4.2 billion (compared to 57 projects in an aggregate amount of €4.2 billion as of December 31, 2021), of which 31% were dedicated to six Ukraine-related projects in five countries. A total of €3.5 billion in loans were disbursed in 2022 compared to €4.0 billion in 2021. Of these, 14% have been disbursed as COVID-19 related loan tranches and 9% for Ukraine-related projects. The CEB’s liquidity indicators have remained in line with the Bank’s prudential framework at all times since the start of the COVID-19 pandemic. The CEB’s approach of maintaining ample liquidity, as well as diversifying its funding sources, has allowed for a comfortable financial position despite a global context of high volatility. Funding transactions in various markets and of different tenors were executed in order to ensure the liquidity of the Bank.

Over the three-year period from 2020 to 2022, the CEB approved an average of €4.8 billion per year in new loans for social investments across Europe. Loan disbursements averaged €4 billion per year over the three-year period from 2020 to 2022. The positive results achieved in 2022, and throughout the 2020-2022 Development Plan, which led to a historic agreement to strengthen the Bank’s capital base, testify to the CEB’s dedicated efforts to help its member states cope with cascading crises, while conducting business according to the highest standards of integrity and compliance.

The CEB’s current strategic course as set forth in its Strategic Framework 2023-2027 focuses on strengthening the Bank’s capability to respond to the numerous challenges faced by its Member States through three ‘lines of action’ that underpin the CEB’s social mandate: (i) investing in people and enhancing human capital, (ii) promoting inclusive and resilient living environments and (iii) supporting jobs and economic and financial inclusion. The lines of action reflect the different channels through which the CEB’s engagement in its different sectors of operation contribute to promoting social cohesion. For more information on the CEB’s Strategic Framework 2023-2027, see “The Council of Europe Development Bank—Strategic Framework 2023-2027”.

The shift in and expansion of the Bank’s social objectives over time have been accompanied by a changing geographic focus. When first formed by its eight founding Member States, the Bank’s activities were primarily concentrated in Germany, France, Italy, Greece, Türkiye and Cyprus. During the late 1970s and 1980s, as the Bank’s membership base expanded so did its geographical reach, in particular to the countries of Southern Europe, such as Spain, Portugal and Yugoslavia. The end of the Cold War prompted a new wave of countries adhering to the institution and consequently permitted increased lending to Central and Eastern Europe. Today, the Bank’s resources are widespread across its membership base, with 48% of loans outstanding in favor of Target Group Countries.

Financial Means of Action

The CEB provides assistance in the form of loans, guarantees and contributions from the trust accounts in order to finance bankable projects. To do this, it evaluates the debt sustainability of the borrower and, where applicable, of the guarantor.

Loans granted by the Bank take one of the following forms: (i) loans to Member States; (ii) loans guaranteed by a Member State granted to any legal person approved by that Member State; (iii) loans granted to any legal person approved by a Member State, when the Bank’s Administrative Council is satisfied that the loan requested is covered by adequate guarantees.

Upon conditions to be stipulated by the Bank’s Administrative Council in each case, the Bank may grant guarantees to financial institutions approved by a Member State for loans to further the Bank’s statutory purposes as set out in the Articles and may open and operate trust accounts.

Loan applications are prepared by the borrower in coordination with the CEB and are formally submitted by the borrower following the appraisal of the envisaged project by the CEB. Depending on the borrower’s capacity and the project complexity, the CEB may provide technical assistance for the preparation of the loan application. Once approved, loan applications are placed in the Bank’s stock of projects awaiting financing. They must give rise to a framework loan agreement within twelve (12) months following the approval. As disbursements are made, the amount of the stock of projects diminishes correspondingly. For more information on the Bank’s stock of projects, see “Financial Review—Balance Sheet—Financing commitments and stock of projects awaiting financing” below.

The loans are granted under the general conditions of the Bank’s loan regulations and under the special conditions established in the framework loan agreement. In case of breach of these conditions, the Bank may demand early reimbursement of disbursed loans, in particular in the case of corruption, fraud, money laundering, misprocurement or when the implementation of the project leads to a violation of the CEB’s Environmental and Social Safeguards Policy, the “Convention for the Protection of Human Rights and Fundamental Freedoms” or the “European Social Charter”.

Project Financing

The principal financing instruments for the CEB’s loan operations are as follows:

•	Project Loans are the CEB’s direct loans to an entity to finance a predefined investment or a group of related investments. The investments financed through a CEB Project Loan are normally concentrated in one of the Bank’s sectors of action.

•	CEB Program Loans are made to intermediary institutions or public entities in order to finance a program of diverse investments (small, individual projects or sub-projects) and multi-project programs in one or several CEB sectors of action (multi-sector).

•	Public Sector Financing Facility (PFF) loans are instruments intended for public entities whose funding is primarily budget-based and which aim to remedy temporary interruptions in funding flows and ensure continuity of investments in the social sectors, with eligible costs including ongoing investment contracts and maintenance costs (excluding certain personnel costs), financial costs, taxes and non-cash items such as depreciation.

•	In the case of EU Co-Financing Facility (“ECF”) loans, eligible costs are those defined by the relevant EU regulations or fund-specific rules, as complemented by national rules. ECF loans are intended to facilitate the absorption and use of available EU grants by the Bank’s Member States for addressing their social investment needs in the CEB’s sectors of action.

•	Cross-sectoral loans (“CSLs”) are aimed at funding projects that span different sectors with interrelated cross-sectoral elements. The CSLs cover eligible costs related to the development of social investments in several sectors of actions linked through a set of related aims and objectives as a cross-sectoral element defined during appraisal.

The CEB may finance projects directly or via an intermediary financial institution. The CEB’s share of financing may not exceed 50% of the eligible costs of the project or program. Nevertheless, on a case by case basis and subject to the approval by the Bank’s Administrative Council, the CEB’s share of financing may be increased up to 90%, especially in the Target Group Countries.

While the CEB’s reference currency is the euro, this does not exclude recourse to other currencies according to borrower specifications and the CEB’s refinancing possibilities on the capital markets. The CEB raises funds on the best terms available on the capital markets. It passes these terms on to its borrowers, applying the lowest possible margin which takes into account the need to cover its operating costs.

The CEB’s loans are disbursed in tranches, with fixed or floating rates and flexible structures. Tenors and grace periods match the project’s financing needs to the extent possible the project’s financing needs. The mechanisms for disbursement applicable to each loan are specified by the CEB in the loan document at the time of the project’s approval by the Administrative Council.

Monitoring is carried out from the time of the project’s approval up to its completion. The purpose of the monitoring process is to ensure that the project is implemented in compliance with the framework loan agreement and executed in accordance with the conditions included in the loan document approved by the Bank. Once a project is completed, a completion report summarizing the project’s results is prepared. The Bank draws up an Annual Report on Project Preparation and Monitoring which provides an overall evaluation of the most significant projects while highlighting the problems encountered in the course of their appraisal and implementation.

Upon fulfilment of the relevant eligibility criteria, the CEB’s borrowers may be supported by the CEB’s Social Dividend Account (“SDA”) and/or other trust accounts during the preparation or implementation phase of projects. The SDA was established by the CEB member states in 1996 and financed mainly by contributions from the Member States, through allocations from the Bank’s annual profit, which constitute dividends of a social nature. The SDA is used to provide loan guarantees, technical assistance, interest subsidies and grant contributions in favor of high social impact projects, located mainly in the Bank’s Target Group Countries. For more information regarding the SDA, see Note K (“Social Dividend Account”) of the CEB’s financial statements for the fiscal year ended December 31, 2022 included in Exhibit 2 to the annual report on Form 18-K of the CEB for the year ended December 31, 2022 (the “CEB 2022 Annual Report on Form 18-K”).

Several trust accounts have been established by Member States over time to also finance technical assistance in favor of CEB projects located mainly in the Bank’s Target Group Countries. Currently, three such Trust Funds are in operation. The Spanish Social Cohesion Account (SCA), established by Spain in 2009, is endowed with €4 million. The Slovak Inclusive Growth Account (SIGA), established by the Slovak Republic in 2016, is endowed with €4 million. The Italian Fund for Innovative Projects (IFIP), established by Italy in 2017, is endowed with €1 million.

Overview of CEB’s Lending Activities

The tables below summarize the CEB’s lending activity in terms of project amounts approved and loans disbursed by country of the borrower over the past two years, as well as the five-year cumulative totals over the 2018–2022 period. Because the Bank’s policies and procedures generally result in loans being approved and disbursed in different years, amounts approved and amounts disbursed in any given year do not necessarily relate to the same projects.

Projects approved are projects that have been submitted to the Administrative Council and approved for funding. Loans disbursed are loans that have actually been paid to the borrower.

Projects Approved(1)(2)

					in thousands of euros
Country	2022		2021		Accumulated total 2018–2022
	Amounts	%	Amounts	%	Amounts	%
Albania	–	–	75,000	1.8	75,000	0.3
Andorra	–	–	8,000	0.2	20,000	0.1
Belgium	89,000	2.1	300,000	7.2	689,000	3.1
Bosnia and Herzegovina	4,000	0.1	4,000	0.1	38,635	0.2
Bulgaria	175,000	4.1	–	–	175,000	0.8
Croatia	–	–	200,000	4.8	650,000	2.9
Cyprus	–	–	65,500	1.6	105,500	0.5
Czech Republic	410,000	9.7	50,000	1.2	1,245,000	5.6
Estonia	–	–	20,000	0.5	245,000	1.1
Finland	–	–	240,000	5.8	630,300	2.8
France	113,500	2.7	541,000	13.0	1,267,700	5.7
Georgia	–	–	–	–	30,000	0.1
Germany	450,000	10.6	240,000	5.8	1,773,200	8.0
Greece	–	–	2,000	0.1	272,000	1.2
Hungary	–	–	152,000	3.7	694,000	3.1
Iceland	–	–	20,000	0.5	20,000	0.1
Ireland	20,000	0.5	75,000	1.8	278,700	1.3
Italy	730,000	17.2	253,600	6.1	2,555,600	11.5
Kosovo	25,000	0.6	25,000	0.6	87,000	0.4
Latvia	–	–	15,000	0.4	180,000	0.8
Lithuania	313,000	7.4	32,800	0.8	934,800	4.2
Luxembourg	–	–	3,000	0.1	3,000	0.0
Moldova (Republic of)	–	–	–	–	102,000	0.5
Montenegro	–	–	30,000	0.7	90,000	0.4
Netherlands	–	–	200,000	4.8	910,000	4.1
North Macedonia	–	–	16,000	0.4	16,000	0.1
Poland	650,000	15.3	365,556	8.8	2,072,316	9.3
Portugal	–	–	188,700	4.5	333,700	1.5
Romania	15,000	0.4	240,300	5.8	646,300	2.9
San Marino	–	–	–	–	10,000	0.0
Serbia	230,000	5.4	115,000	2.8	1,221,000	5.5
Slovak Republic	–	–	130,000	3.1	920,000	4.1
Slovenia	–	–	120,000	2.9	170,000	0.8
Spain	589,000	13.9	429,000	10.3	2,665,000	12.0
Sweden	80,000	1.9	–	–	380,000	1.7
Türkiye	350,000	8.3	–	–	800,000	3.6
TOTAL	4,243,500	100.0	4,156,456	100.0	22,305,751	100.0

(1)	Amounts at the time of project approval.
(2)	Percentages may not add up due to rounding.

Loans Disbursed(1)

					in thousands of euros
Country	2022		2021		Accumulated total 2018-2022
	Amounts	%	Amounts	%	Amounts	%
Albania	69,000	2.0	–	–	100,400	0.6
Andorra	4,000	0.1	3,600	0.1	16,000	0.1
Belgium	50,000	1.4	170,000	4.2	535,000	3.0
Bosnia and Herzegovina	8,491	0.2	18,894	0.5	77,273	0.4
Bulgaria	–	–	–	–	220,000	1.3
Croatia	69,574	2.0	233,506	5.8	539,838	3.1
Cyprus	–	–	7,049	0.2	55,049	0.3
Czech Republic	154,281	4.4	155,000	3.9	974,281	5.5
Estonia	50,000	1.4	150,000	3.7	200,000	1.1
Finland	90,000	2.6	105,300	2.6	508,300	2.9
France	411,425	11.7	337,792	8.4	1,092,869	6.2
Georgia	17,750	0.5	3,250	0.1	40,015	0.2
Germany	232,300	6.6	249,200	6.2	1,121,940	6.4
Greece	–	–	61,000	1.5	218,500	1.2
Hungary	93,497	2.7	198,000	4.9	700,711	4.0
Iceland	–	–	–	–	5,000	0.0
Ireland	77,064	2.2	50,000	1.2	332,064	1.9
Italy	221,790	6.3	517,826	12.9	1,541,934	8.8
Kosovo	10,824	0.3	17,216	0.4	45,824	0.3
Latvia	1,000	0.0	5,400	0.1	19,000	0.1
Lithuania	111,118	3.2	252,920	6.3	651,838	3.7
Luxembourg	300	0.0	–	–	300	0.0
Malta	20,300	0.6	8,700	0.2	29,000	0.2
Moldova (Republic of)	–	–	42,127	1.1	68,476	0.4
Montenegro	12,350	0.4	36,872	0.9	93,142	0.5
Netherlands	20,000	0.6	165,083	4.1	1,076,600	6.1
North Macedonia	8,000	0.2	8,716	0.2	48,858	0.3
Poland	746,467	21.2	205,143	5.1	2,137,137	12.1
Portugal	15,500	0.4	25,200	0.6	180,000	1.0
Romania	113,522	3.2	42,250	1.1	356,494	2.0
San Marino	–	–	3,000	0.1	10,000	0.1
Serbia	158,689	4.5	255,000	6.3	603,439	3.4
Slovak Republic	31,000	0.9	60,500	1.5	833,326	4.7
Slovenia	45,000	1.3	35,000	0.9	155,000	0.9
Spain	603,639	17.1	271,464	6.8	1,887,396	10.7
Sweden	29,036	0.8	198,103	4.9	498,638	2.8
Türkiye	50,000	1.4	130,000	3.2	650,000	3.7
TOTAL	3,525,917	100.0	4,023,111	100.0	17,623,641	100.0

(1)	Values in euros are at the exchange rate at the date of transaction.

NB:      Information regarding amounts disbursed reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country. Consequently, the figures provide information on the risk profile of the Bank’s borrowers and not that of the ultimate beneficiaries of its lending operations.

FINANCIAL REVIEW

The following discussion should be read in conjunction with the CEB’s audited financial statements and notes thereto included in Exhibit 2 to the CEB 2022 Annual Report on Form 18-K.

Overview

As a development bank with a social vocation, the CEB does not operate with the objective of maximizing profit. The Bank makes every effort to obtain funds in the international capital markets on the best possible terms and to pass these advantages on to beneficiaries minus an intermediation margin to cover the Bank’s risk and general operating expenses. The CEB’s net banking income essentially derives from interest margin (see “Results of Operations” below). The Bank’s policy is to allocate substantially all of its profits towards general reserves, which may then be used to support increased lending activity.

On the heels of the COVID-19 pandemic, the Russian aggression against Ukraine in February 2022 heightened geopolitical tensions, exacerbated economic disruptions and triggered a refugee crisis. In this context, the CEB’s social mandate proved to be more relevant and more urgent than ever. The Bank fulfilled its principal strategic objectives set out in its Development Plan 2020-2022 by stepping up its support to the member countries in meeting their social investment needs and in bolstering inclusiveness and resilience.

The CEB’s lending activity encountered a strong demand for financing. The quality of the loan portfolio remained robust and showed high levels of both approvals and disbursements in 2022, similar to pre-pandemic levels. At December 31, 2022, the Bank’s outstanding loans (excluding accrued interest and IFRS fair value adjustments) amounted to €19.9 billion, compared to €18.9 billion at December 31, 2021. Outstanding debt including interest payable and IFRS fair value adjustments used to support these operations amounted to €24.2 billion at December 31, 2022, compared to €24.8 billion at December 31, 2021. In 2022, the CEB did not record any non-performing loans and therefore did not realize any associated losses.

The Bank’s net profit in 2022 was €79.7 million in a difficult financial context, compared to €94.8 million in 2021, with 2022 profits decreasing by 15.9% compared to 2021. This decrease was primarily due to the negative impact of IFRS 9 on cost of risk, decrease in interest margin and the positive valuation effects of financial instruments. Excluding IFRS 9 valuation impacts, core earnings amounted to €83.5 million for the year 2022, compared to €87.0 million in 2021, representing a decrease by 4.0% mainly due to lower revenues in the debt securities at amortized cost portfolio. General reserves increased by 3.6% to €2.72 billion at December 31, 2022 from €2.63 billion at December 31, 2021, as a result of 2021 profit allocation to the general reserves. Total equity increased by 6.5% to €3.44 billion at December 31, 2022 from €3.23 billion at December 31, 2021.

The adjusted1 cost-to-income ratio2 increased to 41.7% for the year ended December 31, 2022, compared to 40.1% for the year ended December 31, 2021.

Results of Operations

Interest and similar income

Interest and similar income, which aggregates the net interest received from assets and liabilities, increased by €10.5 million in 2022 to €186.4 million compared to €175.9 million in 2021, primarily as a result of positive interest in financial assets at fair value through equity.

Interest expenses and similar charges

Interest expenses and similar charges, which aggregates the net interest paid on assets and liabilities, increased by €14.7 million to €43.2 million in 2022 from €28.5 million in 2021, mainly due to the increase of interest expense in debt securities in issue and decrease of interest expense in loans and advances at amortized cost and financial assets at fair value through equity.

Interest margin

Interest margin amounted to €143.3 million in 2022 compared to €147.4 million in 2021, representing a decrease of €4.2 million (2.8%).

[1]	Excluding change in fair value of derivative instruments and netting cost recovery for fiduciary activities – recorded under ‘other income’ – against administrative expenses.
[2]	General operating expenses including depreciation and amortization charges of fixed assets divided by net banking income excluding unrealized gains and losses.

Net banking income

Net banking income increased by €4.1 million (2.8%) to €150.9 million in 2022 from €146.8 million in 2021, mainly due to the positive contribution of net gains or losses from financial instruments at fair value through profit or loss and a decrease in commission expenses.

General operating expenses

General operating expenses remained relatively stable and amounted to €53.3 million for the year ended December 31, 2022 compared to €53.2 million for the year ended December 31, 2021.

IFRS 9-related cost of risk and valuation of financial instruments

In accordance with the principles of IFRS 9 concerning hedge accounting (fair value of derivatives) and cost of risk (expected credit loss), the CEB recorded:

-	changes in the fair value of derivatives of €6.9 million in 2022 and €0.1 million in 2021;

-	impairment charges for expected credit loss of €10.7 million in 2022, while it recorded write-ups of €7.8 million in 2021.

Core earnings and net profit

Core earnings (net income excluding IFRS-related cost of risk and valuation of financial instruments, without economic or financial significance for the CEB) amounted to €83.5 million in 2022 compared to €87.0 million in 2021, representing a decrease of 4.0%.

	Year ended December 31,
	2022	2021

	(in millions of euros)
Net Profit	79.7	94.8
Elimination of IFRS 9 valuation items, without economic or financial significance for CEB:
- Change in fair value of derivative instruments	-6.9	0.05
- Cost of risk (expected credit loss)	10.7	-7.8
CORE EARNINGS	83.5	87.0

For a discussion of net profit and the adjusted cost-to-income ratio, see “Overview” above.

Balance Sheet

Overview3

As of December 31, 2022, total assets amounted to €31,528 million compared to €29,715 million as of December 31, 2021, which represents an increase of 6.1%. This development was essentially due to an increase of outstanding loans (excluding interest and value adjustments) which reached €19.9 billion as of December 31, 2022, representing an increase of 5.1% compared to €18.9 million at year-end 2021. Treasury assets reached €8,156 million at year-end 2022 compared to €7,846 million at year-end 2021, an increase of 3.9%, mainly due to an increase in advances, which was partially offset by a decrease in cash in hand and balances with central banks and financial assets at fair value through equity. Debt securities at amortized cost amounted to €1,593 million at year-end 2022 compared to €1,571 million at year-end 2021, a slight increase of 1.4%, mainly due to the fact that new debt securities acquired in 2022 were slightly above the amount of debt securities matured.

As of December 31, 2022, total liabilities amounted to €28,086 million compared to €26,481 million as of December 31, 2021, which represents an increase of 6.1%. Borrowings and debt securities in issue (including accruals) decreased by 2.5% to €24,237 million at year-end 2022 from €24,851 million at year-end 2021. New issuances in 2022 amounted to €5,945 million compared to €4,738 million in 2021, while reimbursements in 2022 amounted to €3,906 million compared to €3,268 million in 2021. Other liabilities increased by 65.0% to €917 million at year-end 2022 from €556 million at year-end 2021, mainly due to an increase of 67.4% in deposits of guarantees received. Provisions decreased by €114 million, or 30.9%, to €254 million as of December 31, 2022 from €368 million as of December 31, 2021, almost entirely relating to pension commitments.

Total equity, including net profit for 2021, amounted to €3,442 million at year-end 2022, an increase of 6.5% compared to €3,234 million at year-end 2021. This increase resulted from 2022 net profit and from variations in gains or losses recognized directly in equity in 2022.

3 Values in euros are at the exchange rate as of December 31, 2022.

Finally, the balance sheet showed a variation in derivative instruments (financial instruments at fair value through profit or loss and hedging derivative financial instruments) of €1.7 billion, i.e., an increase of 149.3%, on the assets side, and €2.0 billion, i.e., an increase of 320.4%, on the liabilities side, respectively, at year-end 2022. The strong variations are mainly due to the increase in interest rates. These items represent the fair value, either positive (assets) or negative (liabilities), of the derivative instruments (currency exchange and interest-rate contracts) used for hedging purposes on loans, financial assets at fair value through equity and debt securities in issue.

Treasury Portfolios

The Bank’s balance sheet assets include four treasury portfolios, including one monetary portfolio and three securities portfolios:

The Treasury Monetary Portfolio consists of short-term placements with maturities of up to one year. The strategic objective of this portfolio is to manage day-to-day cash flows in all required currencies. Short-term placements with maturities of up to three months must have a minimum rating of BBB+ at the time of purchase. Short term placements with maturities between three months and one year must have at least an A- rating at the time of purchase. At December 31, 2022, the total value of short-term placements in this portfolio amounted to €4,174 million.

The Short-Term Liquidity Securities Portfolio consists of short-term securities with maturities of up to one year. These securities represent an alternative to bank deposits and complement the Treasury Monetary Portfolio in strengthening the Bank’s short-term liquidity position. At the time of purchase, short-term sovereign bonds with maturities of up to three months must have a minimum BBB rating, and short-term securities with maturities between three months and one year must have a minimum A- rating. At December 31, 2022, the total value of short-term securities in this portfolio amounted to €947 million.

The Medium-Term Liquidity Securities Portfolio consists of securities investments with maturities from one year up to 15 years. The strategic objective of this portfolio is to strengthen the Bank’s liquidity position, while achieving a satisfactory return. Medium-Term Securities must have a minimum rating of A+ at the time of purchase. At December 31, 2022, the total value of securities in this portfolio amounted to €2.0 billion.

The Long-Term Liquidity Securities Portfolio consists of securities with maturities from one year up to 30 years. Securities in this portfolio are primarily intended to provide a stable contribution to the Bank’s interest income. They are required to have a minimum rating of A+ at the time of purchase. At December 31, 2022, the total value of securities in this portfolio amounted to €1,568 million.

For more information on the breakdown of the securities portfolios by, maturity, rating, country and credit rating (of the counterparty), see Note B (“Risk Management—Credit Risk—Finance Directorate Activity—Securities Portfolios”) to the CEB’s financial statements for the fiscal year ended December 31, 2022, included in Exhibit 2 to the CEB 2022 Annual Report on Form 18-K.

Funding

Subject to an annual borrowing authorization granted by the Administrative Council, the CEB issues debt in the international capital markets, and the level of the CEB’s debt securities in issue may fluctuate accordingly. For the year 2022, the annual borrowing authorization set by the Administrative Council for issuances with a maturity of at least one year amounted to €6.5 billion.

In 2022, the Bank borrowed a total of €6.0 billion in 21 financing operations with maturities of one year or more, representing 92% of the Bank’s annual borrowing authorization. This amount is higher than the volume of funding in 2021, which stood at €5.5 billion and consisted of twenty funding operations. The 2022 funding program was also characterized by the highest Social Inclusion Bond issuance volume to date with more than €2.0 billion, which represents 34% of the Bank’s total borrowing.

The 2022 funding program fulfilled three main objectives: (i) to cover the requirements arising from the Bank’s lending activity, (ii) to enable the Bank to honor its debt maturities and (iii) to enable the Bank to maintain its liquidity at the level set by the Administrative Council.

In an effort to ensure the necessary funding to finance its activities, the Bank continues to combine benchmark transactions in major currencies targeting a broad range of mostly institutional investors with debt issuances in other currencies or with a more specific structure designed to meet specific investor demands.

In 2022, 64.7% of the funds raised by the Bank were denominated in euros, 15.6% in U.S. dollars, 13.9% in British pounds, 3.3% in Australian dollars, 1.7% in Norwegian krone and 0.8% in Hong-Kong dollars. These transactions enabled the Bank to diversify the markets in which its activities are financed while at the same time allowing for a broadening of its investor base.

In EUR, ten bonds were issued under the borrowing authorization for 2022: a €1.0 billion ten-year benchmark and three re-openings of the 0.375% June 2026 benchmark for €250 million, €50 million and €100 million, respectively, in January, a €1.0 billion five-year benchmark in March, the Bank’s sixth seven-year Social Inclusion Bond benchmark (€1.0 billion) in April, a €100 million (inaugural) reopening of the aforementioned Social Inclusion Bond benchmark in September, a €125 million reopening of the 0.125% five-year benchmark due March 2027 in October and two re-openings of the 0.375% June 2026 benchmark for €150 million and €100 million, respectively, in October. The CEB was the first issuer to respond to the refugee crisis caused by the war in Ukraine with targeted Social Inclusion Bonds, both in EUR and USD. In USD, one bond was issued under the borrowing authorization for 2022: a USD 1.0 billion three-year Social Inclusion Bond benchmark in June, the Bank’s largest Social Inclusion Bond in US dollars to date.

In GBP, six bonds were issued under the borrowing authorization for 2022: a GBP 250 million long four-year benchmark in January, a GBP 200 million re-opening of the 0.750% July 2027 benchmark in March and four re-openings of the 0.375% December 2025 benchmark in March, May, September and November for GBP 50 million, GBP 50 million, GBP 75 million and GBP 80 million, respectively.

In other currencies, four bonds were issued under the borrowing authorization for 2022: a NOK 1.0 billion five-year benchmark in January, a HKD 400 million five-year transaction in February and two AUD transactions in February and March, respectively, an AUD 250 million five-year benchmark and an AUD 55 million eleven-year transaction.

After taking swaps into account, the total amount of funds borrowed was denominated in euros.

The average maturity of the issuances launched under the borrowing authorization 2022 was 5.7 years. The table below shows funds raised in their original currencies:

Funding in 2022 (with Maturities Greater than One Year)

Payment date	Maturity Date	Currency	Term in Years		Nominal amount (in millions)
19/01/2022	19/01/2032	EUR	10		1,000
24/01/2022	08/06/2026	EUR	4	(1)	250
25/01/2022	15/09/2026	GBP	4		250
25/01/2022	25/01/2027	NOK	5		1,000
31/01/2022	08/06/2026	EUR	4	(1)	50
01/02/2022	08/06/2026	EUR	4	(1)	100
21/02/2022	21/02/2027	HKD	5		400
25/02/2022	25/02/2027	AUD	5		250
03/03/2022	22/07/2027	GBP	5	(1)	200
10/03/2022	10/03/2027	EUR	5		1,000
18/03/2022	15/12/2025	GBP	3	(1)	50
01/04/2022	01/04/2033	AUD	11		55
13/04/2022	13/04/2029	EUR	7		1,000
19/05/2022	15/12/2025	GBP	3	(1)	50
16/06/2022	16/06/2025	USD	3		1,000
23/09/2022	15/12/2025	GBP	3	(1)	75
28/09/2022	13/04/2029	EUR	7	(1)	100
11/10/2022	10/03/2027	EUR	5	(1)	125
17/10/2022	08/06/2026	EUR	4	(1)	150
20/10/2022	08/06/2026	EUR	4	(1)	100
15/11/2022	15/12/2025	GBP	3	(1)	80

(1)	Re-opening of existing bond.

In 2022, in order to ensure the refinancing of the Bank’s loans and avoid cash gaps in the coming years, 61.3% of the issuances carried out under the CEB’s borrowing program had maturities of close to five years or more, compared to 57.8% in 2021.

At December 31, 2022, the outstanding debt represented by bonds, excluding interest payable, amounted to €25.9 billion, up from €24.2 billion at December 31, 2021. In 2022, as in 2021, the Bank did not repurchase any of its long-term debt and also did not make any early repayments.

The breakdown of debt by maturity is as shown in the chart below:

Financing commitments and stock of projects awaiting financing

In connection with its lending activities, the Bank enters into project financing commitments for loans to be disbursed in the future.

Financing commitments consist of amounts which remain to be disbursed for projects with respect to which a framework loan agreement has been signed. Stock of projects awaiting financing consists of financing commitments plus any amounts in respect of projects that have been approved but for which the Bank has yet to enter into a financial commitment. For additional information on financing commitments, see Note B (“Risk Management—Credit Risk—Stock of projects and financing commitments”) and Note S (“Financing commitments given or received”) to the CEB’s financial statements for the fiscal year ended December 31, 2022, included in Exhibit 2 to the CEB 2022 Annual Report on Form 18-K.

The total stock of projects awaiting financing at December 31, 2022 amounted to €9.1 billion, representing a 1.9% increase compared to €8.9 billion at December 31, 2021, mostly due to an increase in the number of projects approved during the year. In 2022, the CEB approved new loans for social projects worth €4.2 billion, which was in line with the activity targets set in its Development Plan 2020-2022. Loan disbursements totaled €3.5 billion in 2022, down from €4.0 billion disbursed in 2021 (-12.4%). The substantial volume of disbursements over the previous years increased the volume of outstanding loans (in nominal terms), which reached €19.9 billion by the end of 2022, reflecting an increase of 5.1% compared to year-end 2021.

The stock of projects awaiting financing for Target Group Countries represented €4.1 billion, or 44.7%, of the total stock of projects awaiting financing at December 31, 2022.

The table below presents information on the CEB’s stock of projects awaiting financing (including financing commitments) at year-end 2022 and 2021.

	As of December 31,
	2022	2021

	(in thousands of euros)
Stock of projects awaiting financing	9,093,025	8,925,176
of which
Financing commitments	6,532,390	6,315,613
For Target Group Countries(1)	4,060,289	3,867,794

(1)	Information presented reflects the location of the registered office of the borrower and not that of the ultimate beneficiary, who may be based in another country.

Risk Management

The CEB maintains risk management procedures designed to limit its exposure to credit risk, market risk, liquidity risk and operational risk, and to ensure its long-term financial sustainability and operational resilience while enabling it to fulfill its social mandate. The CEB has also established a set of prudential ratios to assess and monitor the risks arising from its activities. For more information, see Note B (“Risk Management”) to the CEB’s financial statements for the fiscal year ended December 31, 2022, included in Exhibit 2 to the CEB 2022 Annual Report on Form 18-K.

GOVERNANCE

The CEB is administered, supervised and managed by a Governing Board, an Administrative Council, a Governor and an Auditing Board.4

Governing Board

Powers

The Governing Board is the supreme organ of the Bank and is vested with all powers that have not been delegated to the Administrative Council. The Bank’s Articles of Agreement specify certain functions and powers exercised by the Governing Board, including setting out the general orientations for the Bank’s activity and authorizing cooperation agreements with other international organizations, laying down the conditions for Bank membership, deciding capital increases and approving the annual Report of the Governor, the accounts and the Bank’s general balance sheet. It elects its own Chairperson and the Chairperson of the Administrative Council and appoints the Governor, the Vice-Governors and the members of the Auditing Board.

The Governing Board is also required to state a position on the recommendations and opinions transmitted to it by the Committee of Ministers and the Parliamentary Assembly of the Council of Europe.

Decision-making

The discussions and decisions of the Governing Board are not valid unless two-thirds of its members are present. Each Member State of the CEB has one vote for each participating certificate held by it. Any Member State that has failed to pay required capital that has come due may not, for as long as such non-payment persists, exercise the voting rights corresponding to the sum due and not paid up.

Decisions are reached by a majority of the Member States voting in favor or against and holding two-thirds of the votes cast. A majority of three-quarters of the Member States voting in favor or against and holding three-quarters of the votes cast is required for assuming, under exceptional circumstances and for a specified period, powers delegated to the Administrative Council. The same majority is required for adjusting the apportionment of ownership not resulting from the admission of new Member States. A unanimous vote is required for suspending or terminating the Bank’s operations and amending the Articles, although any change in the stated aims of the Bank expressed in the Articles requires approval of the Committee of Ministers.

Composition

The Governing Board is composed of a Chairperson and one representative appointed by each Member State, which as a general rule is the Member State’s ambassador to the Council of Europe in Strasbourg, France.

The Chairperson reports on the Bank’s activities to the Parliamentary Assembly of the Council of Europe and to the Committee of Ministers at least once a year and forwards the Annual Report of the Governor to the Committee of Ministers. Each Member State of the Bank is entitled to present a candidate for the Chairpersonship.

The Secretary General of the Council of Europe or his representative is entitled to participate in the meetings of the Governing Board without the right to vote. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings.

Administrative Council

Powers

The Administrative Council possesses all those powers delegated to it by the Governing Board under the Articles, although the Governing Board may reassume such powers from the Administrative Council in exceptional circumstances for a specified period. Among other functions, the Administrative Council establishes and supervises operational policies, approves loan projects and votes on the Bank’s operating budget. The Administrative Council may at any time appoint committees from among its members and delegate specified powers to such committees.

[4]	The Bank’s organs are: the Governing Board, the Administrative Council, the Governor and the Auditing Board. In accordance with Article XIII of the Bank’s Articles of Agreement, the secretariat of the Bank’s organs is provided by the Secretariat of the Partial Agreement on the Council of Europe Development Bank in Strasbourg.

Decision-making

Decisions of the Administrative Council are only valid if two-thirds of its Member States’ representatives are present. Each Member State possesses one vote for each participating certificate held by it. Most decisions of the Administrative Council are taken by a vote with simple majority of the votes cast, although some require a majority of the Member States (not counting those Member States which abstain from voting) and a majority of the votes cast. These include decisions on proposals and opinions addressed to the Governing Board concerning (i) adjustments to the Bank’s capital and its apportionment, increases or reductions in the authorized capital; (ii) the suspension or termination of the Bank’s operations and, in the event of liquidation, distribution of its assets; (iii) the appointment of the members of the Auditing Board; and (iv) the appointment of the external auditor and establishment of its terms of reference. In addition, the Administrative Council takes, by simple majority of the Member States and a majority of two-thirds of the votes cast, decisions regarding investment projects that have not received an opinion as to admissibility.

Composition

The Administrative Council is composed of a Chairperson appointed by the Governing Board for a three-year term and one representative appointed by each Member State, as a general rule from the ministry of finance of the Member State. Its Chairperson is elected by the Governing Board. The term of office of the Chairperson is three years and is renewable for a second three-year term. The Chairperson does not have the right to vote.

The Secretary General of the Council of Europe may participate in or be represented at the meetings. As a general rule, the Governor or his representative, the Bank’s legal adviser and the Secretariat of the organs also participate in meetings. The Administrative Council may, when it deems necessary, invite representatives of international organizations or any other interested person to participate in its proceedings, but such invitees do not have the right to vote.

Current Membership of the Governing Board and the Administrative Council

The following are the representatives to the Governing Board and Administrative Council of the CEB as of March 31, 2023.

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Chairpersons
Marinela PETROVA Director, European Affairs and Economic Analyses Directorate, Ministry of Finance, Sofia		Miglė TUSKIENĖ Former Vice-Minister, Ministry of Finance, Vilnius
Vice-Chairs
Pending nomination		Arsène JACOBY Director, Multilateral Affairs, Development and Compliance, Ministry of Finance, Luxembourg
Albania
Dastid KORESHI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Albania to the Council of Europe, Strasbourg		Adela XHEMALI Deputy Minister, Ministry of Finance and Economy, Tirana
Andorra
Joan FORNER ROVIRA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Andorra to the Council of Europe		Marc BALLESTÀ ALIAS State Secretary for International Financial Matters, Ministry of Finance, Andorra La Vella
Belgium
Jean-Cedric JANSSENS DE BISTHOVEN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Belgium to the Council of Europe, Strasbourg		Ronald DE SWERT Counselor General, Head of International and European Financial Affairs, Treasury, Federal Public Service Finance, Brussels
Bosnia and Herzegovina
Ivan ORLIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Bosnia and Herzegovina to the Council of Europe, Strasbourg		Ljerka MARIĆ Deputy Chair of Management Board, Federal Banking Agency, Sarajevo
Bulgaria
Maria SPASSOVA Ambassador, Permanent Representative of Bulgaria to the Council of Europe, Strasbourg		Gergana BEREMSKA Director, Directorate of International Financial Institutions and Cooperation, Ministry of Finance, Sofia

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Croatia
Toma GALLI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Croatia to the Council of Europe, Strasbourg		Stipe ŽUPAN State Secretary, Ministry of Finance, Zagreb
Cyprus
Dimitris HATZIARGYROU Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Cyprus to the Council of Europe, Strasbourg		Kyriakos KAKOURIS Director of Finance, Directorate of International Financial Institutions and Financial Management of Central Government, Ministry of Finance, Nicosia
Czech Republic
Petr VÁLEK Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Czech Republic to the Council of Europe, Strasbourg		Petr PAVELEK Department Director, Debt and Financial Assets Management Department, Ministry of Finance, Prague
Denmark
Erik LAURSEN Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Denmark to the Council of Europe, Strasbourg		Steen Ryd LARSEN Advisor, Ministry of Finance, Copenhagen
Estonia
Rasmus LUMI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Estonia to the Council of Europe, Strasbourg		Riina LAIGO Counsellor, EU and International Affairs Department, Ministry of Finance, Tallinn
Finland
Nina NORDSTRÖM Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Finland to the Council of Europe, Strasbourg		Arto ENO Financial Counsellor, International Financial Affairs, Ministry of Finance, Helsinki
France
Marie FONTANEL Ambassador, Permanent Representative of France to the Council of Europe, Strasbourg		Matthieu PHILIPPOT Head of Unit, Bilateral European relations and EU financial instruments, Treasury Department, Ministry of the Economy, Finance and the Recovery, Paris
Georgia
Tamar TALIASHVILI Ambassador, Permanent Representative of Georgia to the Council of Europe, Strasbourg		Ekaterine GUNTSADZE Deputy Minister, Ministry of Finance, Tbilisi
Germany
Jutta FRASCH Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Germany to the Council of Europe, Strasbourg		Markus HÖRMANN Head of Division (VII D 2), Ministry of Finance, Berlin
Greece
Panayiotis BEGLITIS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Greece to the Council of Europe, Strasbourg		Angelos VOURVACHIS Head of Independent Section for International financial institutions & Development Banks, Ministry of Development & Investments, Athens
Holy See
Marco GANCI Special Envoy and Permanent Observer of the Holy See to the Council of Europe, Strasbourg		Pending nomination

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Hungary
Harry Alex RUSZ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Hungary to the Council of Europe, Strasbourg		Máté LÓGA Secretary of State for Economic Development and National Financial Services, Cabinet Office of the Prime Minister, Budapest
Iceland
Ragnhildur ARNLJÓTSDÓTTIR Ambassador, Permanent Representative of Iceland to the Council of Europe, Strasbourg		Ólafur SIGURÐSSON Director, Directorate for External Trade and Economic Affairs, Ministry for Foreign Affairs, Reykjavik
Ireland
Breifne O’REILLY Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Ireland to the Council of Europe, Strasbourg		Niamh McGUIRE Principal, International Financial Institutions Division, Department of Finance, Dublin
Italy
Michele GIACOMELLI Ambassador, Permanent Representative of Italy to the Council of Europe, Strasbourg		Francesca UTILI Director, International Financial Relations Directorate, Department of the Treasury, Ministry of Economy and Finance, Rome
Kosovo
Lulzim HISENI Consul General, Consulate General of Kosovo, Strasbourg		Dije RIZVANOLLI Acting Head of Division, International Financial Cooperation, Ministry of Finance, Pristina
Latvia
Jānis KĀRKLIŅŠ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Latvia to the Council of Europe, Strasbourg		Inta VASARAUDZE Director, Department of Economic Analysis, Ministry of Finance, Riga
Liechtenstein
Domenik WANGER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Liechtenstein to the Council of Europe, Strasbourg		Domenik WANGER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Liechtenstein to the Council of Europe, Strasbourg
Lithuania
Andrius NAMAVIČIUS Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Lithuania to the Council of Europe, Strasbourg		Darius TRAKELIS Director, EU and International Affairs Department, Ministry of Finance, Vilnius
Luxembourg
Patrick ENGELBERG Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Luxembourg to the Council of Europe, Strasbourg		Arsène JACOBY Director, Multilateral Affairs, Development and Compliance, Ministry of Finance, Luxembourg
Malta
Lorenzo VELLA Ambassador, Permanent Representative of Malta to the Council of Europe, Strasbourg		Joseph FILLETTI Former Permanent Representative of Malta to the Council of Europe, St. Julian’s

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Moldova (Republic of)
Daniela CUJBĂ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Republic of Moldova to the Council of Europe, Strasbourg		Dumitru BUDIANSCHI Minister of Finance, Ministry of Finance, Chișinău
Montenegro
Božidarka KRUNIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Montenegro to the Council of Europe, Strasbourg		Katarina ŽIVKOVIĆ Head of the Unit for Debt Management, Indebtedness Analysis and Foreign Relations (front office), Directorate for State Treasury, Ministry of Finance and Social Welfare, Podgorica
Netherlands
Tanja GONGGRIJP Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Netherlands to the Council of Europe, Strasbourg		Johannes SMEETS Advisor, Ministry of Foreign Affairs, The Hague
North Macedonia
Svetlana GELEVA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of North Macedonia to the Council of Europe, Strasbourg		Dejan NIKOLOVSKI Head of International Financial Relations and Public Debt Management Department, Ministry of Finance, Skopje
Norway
Helge SELAND Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Norway to the Council of Europe, Strasbourg		Andreas DANEVAD Senior Adviser, Section for Multilateral Development Banks, Ministry of Foreign Affairs, Oslo
Poland
Jerzy BAURSKI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Poland to the Council of Europe, Strasbourg		Tomasz SKURZEWSKI Deputy Director, International Cooperation Department, Ministry of Finance, Warsaw
Portugal
Gilberto JERÓNIMO Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Portugal to the Council of Europe, Strasbourg		José AZEVEDO PEREIRA Director General, Office for Economic Policy and International Affairs, Ministry of Finance, Lisbon
Romania
Ion JINGA Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Romania to the Council of Europe, Strasbourg		Boni CUCU General Director, International Financial Relations General Directorate, Ministry of Public Finance, Bucharest
San Marino
Eros GASPERONI Ambassador Extraordinary and Plenipotentiary, Permanent Representative of San Marino to the Council of Europe, Strasbourg		Nicola CECCAROLI Counsellor, Ministry of Finance, San Marino

GOVERNING BOARD		ADMINISTRATIVE COUNCIL
Serbia
Aleksandra DJUROVIĆ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Serbia to the Council of Europe, Strasbourg		Zoran ĆIROVIĆ Former Chairman of the Securities Commission of the Republic of Serbia, Belgrade
Slovak Republic
Oksana TOMOVÁ Ambassador Extraordinary and Plenipotentiary, Permanent Representative of the Slovak Republic to the Council of Europe, Strasbourg		Martin SPIRITZA Director, Financial Instruments and International Institutions Unit, International Relations Section, Ministry of Finance, Bratislava
Slovenia
Andrej SLAPNIČAR Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Slovenia to the Council of Europe, Strasbourg		Barbara KNAPIČ NAVARRETE Financial System Directorate, Ministry of Finance, Ljubljana
Spain
Juan Ignacio MORRO Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Spain to the Council of Europe, Strasbourg	Andrés BARRAGÁN
Deputy Director General for Multilateral Financial Institutions, General Secretariat of the Treasury and International Finance, Ministry of Economic Affairs and Digital Transformation, Madrid
Sweden
Mårten EHNBERG Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Sweden to the Council of Europe, Strasbourg		Ewa WIBERG Head of Section, International Department, Ministry of Finance, Stockholm

Switzerland
Christian MEUWLY Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Switzerland to the Council of Europe, Strasbourg		Ivan PAVLETIC Head, Multilateral Cooperation, State Secretariat for Economic Affairs, Economic Cooperation and Development, Bern
Türkiye
Nurdan BAYRAKTAR GOLDER Ambassador Extraordinary and Plenipotentiary, Permanent Representative of Türkiye to the Council of Europe, Strasbourg		Kerem DÖNMEZ Acting Director General for Foreign Economic Relations, Ministry of Treasury and Finance, Ankara

The Governor

The Governor of the CEB is the Bank’s legal representative and represents the CEB in all of its transactions and legal proceedings. The Governor is the head of the Bank’s operational services and is responsible for carrying out the day-to-day business and operating activities of the CEB based on the guidelines and the authorizations of the Administrative Council. He is responsible for the organization of the CEB’s operational services and for the Bank’s staff within the framework of the regulations adopted by the Administrative Council. He is assisted by one or more Vice-Governors and replaced by one of them if necessary. Pursuant to the Bank’s Articles of Agreement, the Vice-Governors are appointed by the Governing Board based on a proposal from the Governor, following an opinion on conformity from the Administrative Council and after consultation with the members of the Governing Board. The Governor determines the responsibilities of the Vice-Governors taking into account post descriptions approved by the Administrative Council.

The Governor and Vice-Governors are each appointed by the Governing Board for a five-year term (renewable once).

On December 3, 2021, the Governing Board of the CEB opened the nomination procedure for the posts of Vice-Governor for Financial Strategy and Vice Governor for Social Development Strategy. The nomination procedure for candidacies for these posts ended on March 31, 2022 and two new Vice Governors were appointed in July 2022.

The current Governor and Vice-Governors are the following:

Governor and Vice-Governors	Position with CEB	Initially Appointed to Position	Expiration of Current Term
Carlo Monticelli	Governor	December 18, 2021	December 17, 2026
Tomáš Boček	Vice-Governor for Target Group Countries	May 1, 2019	August 15, 2026
Sandrine Gaudin	Vice-Governor Financial Strategy	August 1, 2022	July 31, 2027
Johannes M. Böhmer	Vice-Governor Social Development Strategy	August 1, 2022	July 31, 2027

Auditing Board

Powers

The Auditing Board is required by the Articles to inspect the CEB’s accounts and verify that the operational accounts and balance sheet are in order, to certify in an annual report that the balance sheet and operational accounts accord with the books and records of the Bank, that they give an accurate and true picture of the state of the CEB’s affairs and that the CEB is being managed according to the principles of sound financial management. Its audit is required to be conducted in accordance with generally accepted auditing standards.

The Auditing Board, as an independent supervisory body of the Bank’s activities, is entitled, separately from other controlling entities, to examine specific projects financed by the Bank. The audit may take place by review of documentation at the Bank and/or, in exceptional cases, and subject to the agreement of the Governor, by spot visits. The Auditing Board has regular access to reports on internal audit activities, which includes a list of internal audits completed, audits in progress and status reports of audit findings. Moreover, the Auditing Board has full access to or may request for review all internal documents which it deems necessary to examine in order to carry out its duties. The Auditing Board may use external experts in cases where it is faced with a particular problem for which it requires specialized technical expertise that is not available among its members.

The Governor is required to inform the Auditing Board about the tenders for the appointment of the external auditor. Thereupon, the Auditing Board presents its opinion on the choice of the external auditor to the Administrative Council and the Governing Board as well as to the Governor and the Secretariat of the Partial Agreement.

ERNST & YOUNG Audit was appointed by the Governing Board to be the Bank’s external auditor for a second term through 2024.

Composition

The Auditing Board is composed of three members originating from the Member States of the CEB. The Governing Board appoints the members of the Auditing Board, including substitute members, according to a rotation scheme. The Member States are invited to present candidates having significant professional experience in the financial audit field. The term of office of each member is three years and not more than one member is permitted to retire each year. Outgoing members are required to attend the meetings of the Auditing Board as an advisor until the next rotation becomes effective the following year.

The current members of the Auditing Board and their principal professions as of March 31, 2023, are Nata Lasmane (Director of Audit Department, Head of EU Fund’s Audit Authority, Ministry of Finance, Riga, Latvia), Lucia Kašiarová (Project Coordinator, State Reporting Section, Ministry of Finance, Bratislava, Slovak Republic) and Barbora Janíčková (Head of Central Harmonization Unit, Ministry of Finance, Prague, Czech Republic).

Staff

Over the years, the CEB has increased its staff numbers in accordance with the development of its activities. At year-end 2022, the Bank had a total of 211 permanent staff members in addition to appointed officials, a slight decrease compared to 213 staff members at year-end 2021. Of the 211 staff members, 14% were senior management staff (of which 23% were women and 77% were men), 57% were professional staff (of which 53% were women and 47% were men) and 29% were support or technical staff (of which 72% were women and 28% were men). Although women are generally well represented at the Bank, continued efforts are undertaken to improve diversity, particularly through higher representation of women at senior levels and in management positions. The CEB monitors other aspects of diversity, including educational background, and recruits actively from all Member States.